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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brickell Global Markets, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, 4th Floor
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Cuccia (305) 347-8408
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue, 18th Floor	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gary Cuccia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brickell Global Markets, Inc, as of December 31st, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PERRY CARTER
MY COMMISSION #FF090925
EXPIRES: MAR 10, 2018
Bonded through 1st State Insurance

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

BRICKELL GLOBAL MARKETS, INC.

(Formerly E.S. Financial Services, Inc.)

(A Wholly Owned Subsidiary of Brickell Bank, formerly Espirito Santo Bank)

Financial Statements and Supplemental Schedules

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

[redacted]

BRICKELL GLOBAL MARKETS, INC.

(Formerly, E.S. Financial Services, Inc.)

(A Wholly Owned Subsidiary of Brickell Bank formerly, Espirito Santo Bank)

Table of Contents

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Brickell Global Markets, Inc.
(Formerly, E.S. Financial Services, Inc.)
(A Wholly-Owned Subsidiary of Brickell Bank, formerly Espirito Santo Bank)

We have audited the accompanying statements of financial condition of Brickell Global Markets, Inc. (Formerly, E.S. Financial Services, Inc.) (a Wholly-Owned Subsidiary of Brickell Bank, formerly Espirito Santo Bank) (the "Company") as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholder's equity, changes in subordinated debt, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of Brickell Global Markets, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, Brickell Bank (formerly, Espirito Santo Bank) (the"Parent") is committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

To the Board of Directors
Brickell Global Markets, Inc.
(Formerly, E.S. Financial Services, Inc.)
(A Wholly-Owned Subsidiary of Brickell Bank, formerly Espirito Santo Bank)
Page Two

As further discussed in Note 9 to the financial statements, on August 8, 2014, the Parent agreed to a Consent Order (the "Order") with the Federal Deposit Insurance Corporation ("FDIC") and Florida Office of Financial Regulations ("OFR"), which requires the Parent to develop, adopt and comply with a plan for the disposition of the Parent by way of sale or merger of the Parent into an insured depository institution, or a liquidation of the Parent. The Parent is currently seeking to complete its compliance with the Order. Our opinion is not modified with respect to this matter.

The supplemental information contained in Schedule I, II and III has been subjected to audit procedures performed in conjunction with the audit of Brickell Global Markets, Inc.'s financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, Florida

February 24, 2017

BRICKELL GLOBAL MARKETS, INC.
(Formerly E.S. Financial Services, Inc.)
(A Wholly Owned Subsidiary of Brickell Bank formerly, Espirito Santo Bank)
Statements of Financial Condition
December 31, 2016 and 2015

	2016	2015
Assets		
Cash	$ 255,657	$ 207,338
Cash and securities owned at fair market value (segregated under federal and other regulations)	4,150,000	4,499,895
Income tax receivable from Brickell Bank	—	507,196
Deposit with clearing broker	250,000	250,000
Receivable from broker-dealer and clearing organization	68,783	2,009,144
Property and equipment, net	108,975	123,200
Other assets	236,891	110,000
Total assets	$ 5,070,306	$ 7,706,773
Liabilities and Stockholder's Equity		
Payable to Brickell Bank	$ —	$ 2,042,603
Legal settlement contingency	—	2,600,000
Accounts payable, accrued expenses and other liabilities	263,722	257,005
Total liabilities	263,722	4,899,608
Commitments and contingencies (notes 8 and 9)		
Stockholder's Equity:		
Common stock, $ 1.00 par value. Authorized, 10,000 shares; issued and outstanding, 10,000 shares	10,000	10,000
Additional paid in capital	5,290,000	3,990,000
Accumulated deficit	(493,416)	(1,192,835)
Total stockholder's equity	4,806,584	2,807,165
Total liabilities and stockholder's equity	$ 5,070,306	$ 7,706,773

See accompanying notes to the financial statements.

[redacted]

BRICKELL GLOBAL MARKETS, INC.
(Formerly E.S. Financial Services, Inc.)
(A Wholly Owned Subsidiary of Brickell Bank formerly, Espirito Santo Bank)
Statements of Operations
Years ended December 31, 2016 and 2015

	2016	2015
Revenues:		
Principal transactions	$ 361,920	$ 529,410
Commissions and fees	295,764	529,508
Mutual Funds 12b-1 fees/Trailers	285,015	302,021
Mutual Funds-Front load	281,627	456,339
Interest income	—	6,192
Other income, net	105	1,486
Loss recovery	2,600,000	—
Total revenue	3,824,431	1,824,956
Expenses:		
Employee compensation and benefits	763,800	1,038,984
Management fees	1,032,000	1,870,000
Occupancy and equipment	287,189	412,040
Communications	28,796	32,446
Interest expense	—	9,574
Legal and regulatory	214,466	851,048
Regulatory settlements	—	1,275,000
Contingent legal settlement	260,000	2,600,000
Commissions and clearing charges	318,832	332,464
Audit and consulting fees	120,076	301,564
Other	99,853	113,586
Total expenses	3,125,012	8,836,706
Income (loss) before income taxes	699,419	(7,011,750)
Income tax benefit	—	(498,846)
Net income (loss)	$ 699,419	$ (6,512,904)

See accompanying notes to the financial statements.

[redacted]

BRICKELL GLOBAL MARKETS, INC.
(Formerly E.S. Financial Services, Inc.)
(A Wholly Owned Subsidiary of Brickell Bank formerly, Espirito Santo Bank)
Statements of Changes in Stockholder's Equity
Years ended December 31, 2016 and 2015

	Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity
	Shares	Amount			
Balance, December 31, 2014	10,000	$10,000	$1,990,000	$5,320,069	$7,320,069
Capital Contribution	—	—	2,000,000	—	2,000,000
Net loss	—	—	—	(6,512,904)	(6,512,904)
Balance, December 31, 2015	10,000	10,000	3,990,000	(1,192,835)	2,807,165
Capital Contribution	—	—	1,300,000	—	1,300,000
Net income	—	—		699,419	699,419
Balance, December 31, 2016	10,000	$10,000	$5,290,000	($493,416)	$4,806,584

See accompanying notes to the financial statements.

[redacted]

BRICKELL GLOBAL MARKETS, INC.
(Formerly E.S. Financial Services, Inc.)
(A Wholly Owned Subsidiary of Brickell Bank formerly, Espirito Santo Bank)
Statements of Changes in Subordinated Debt
Years ended December 31, 2016 and 2015

	2016	2015
Subordinated debt, beginning of year	$ —	$ 2,000,000
Conversion of subordinated borrowings to capital	—	(2,000,000)
Subordinated debt, end of year	$ —	$ —

See accompanying notes to the financial statements.

[redacted]

BRICKELL GLOBAL MARKETS, INC.
(Formerly E.S. Financial Services, Inc.)
(A Wholly Owned Subsidiary of Brickell Bank formerly, Espirito Santo Bank)
Statements of Cash Flows
Years ended December 31, 2016 and 2015

		2016		2015
Cash flows from operating activities:				
Net income (loss)	$	699,419	$	(6,512,904)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization		25,588		35,255
Change in operating assets and liabilities:				
Income tax receivable from Brickell Bank		507,196		(499,186)
Securities owned (segregated under federal and other regulations), at fair value (cash of $4,150,000 in 2016 and cash of $2,000,895 and securities with a fair market value of $2,499,895 in 2015)		349,895		1,499,360
Deposit with clearing broker		—		(150,000)
Receivable from broker-dealer and clearing organization		1,940,361		(1,872,131)
Other assets		(126,891)		38,104
Legal settlement contingency		(2,600,000)		2,600,000
Payable to Brickell Bank		(742,603)		2,042,603
Accrued expenses and other liabilities		6,717		(378,799)
Net cash provided by (used in) in operating activities		59,682		(3,197,698)
Cash flows from investing activities:				
Purchases of property and equipment		(11,363)		(2,099)
Net cash used in investing activities		(11,363)		(2,099)
Net increase (decrease) in cash and cash equivalents		48,319		(3,199,797)
Cash and cash equivalents, beginning of year		207,338		3,407,135
Cash and cash equivalents, end of year	$	255,657	$	207,338
Supplemental disclosures of cash flow information:				
Interest paid	$	—	$	9,574
Supplemental disclosures of non-cash information:				
Conversion of subordinated borrowings to capital	$	—	$	2,000,000
Conversion of Payable to Brickell Bank to Capital	$	1,300,000	$	—

See accompanying notes to the financial statements.

BRICKELL GLOBAL MARKETS, INC.
(Formerly E.S. Financial Services, Inc)
(A Wholly Owned Subsidiary of Brickell Bank, formerly Espirito Santo Bank)
Notes to Financial Statement and Supplementary Schedules
December 31, 2016 and 2015

(1) Organization

Brickell Global Markets, Inc. (the "Company" or "BGM") is a wholly owned subsidiary of Brickell Bank, formerly named Espirito Santo Bank (the "Bank"). On July 15, 2015, E.S. Financial Services filed Articles of Amendments to change its name to Brickell Global Markets, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides its customers with wealth management services. Revenue derived from these services is recognized in the accompanying statements of operations.

In October 2014, the Company converted most of its book of business and began clearing customer transactions on a fully disclosed basis with Pershing LLC. In accordance with the clearing agreement, Pershing LLC carries the client accounts and maintains all related books and records as are customarily kept by a clearing firm. The customers' funds and securities are protected to limits provided by the Securities Investor Protection Corporation (SIPC). In December, 2016, the Company entered into an agreement with a new clearing firm. The customer's accounts will convert to the new clearing firm in 2017.

For the year ended December 31, 2016, the Company incurred net income of $699,419 and has an accumulated deficit of $493,416 at December 31, 2016. The Bank has committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

(2) Summary of Significant Accounting Policies

(a) Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Securities Owned

Securities owned are recorded at fair value in accordance with Accounting Standards Codification (ASC) 820-10 Fair Value Measurements. The unrealized gains or losses are recognized in earnings within other income, net.

Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and transactions are reported on a settlement-date basis.

(c) Receivable from broker-dealer and clearing organization

Receivable from broker-dealer and clearing organization represents amounts owed to the Company from Pershing. The receivable is readily convertible into cash.

(d) ***Property and Equipment, Net***

Property and equipment include furniture, computer software and equipment, and leasehold improvements, and are recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized on the straight line basis, over the shorter of the asset life or the remaining term of the lease.

(e) ***Government and Other Regulation***

The Company's business is subject to significant regulation by various governmental and self-regulatory organizations. Such regulations include, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these organizations.

(f) ***Principal Transactions***

Principal transactions revenue generated from customer related trades is the difference between the price paid to buy securities and the amount received from the sale of the securities. The Company typically serves as intermediary between buyer and seller and does not receive a fee or commission for providing order execution services.

(g) ***Reclassification***

Certain amounts in the 2015 financial statement have been reclassified to conform to the 2016 presentation.

(h) ***Commissions and Fees***

Commissions and fees, and the related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(i) ***Income Taxes***

The Company files consolidated federal and Florida income tax returns with the Bank. The Company calculates its income tax expense or benefit and settles the current amount payable to or receivable from the Bank as if it files a separate tax return. In addition, the Company is no longer subject to federal or state examinations for years prior to 2013 due to the expiration of regulatory statutes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no material uncertainty tax positions that are more likely than not to be sustained as of December 31, 2016 and 2015.

The Company records interest and penalties related to unrecognized tax benefits in other expense, if any.

(j) ***Fair Value Measurements***

The Company follows the provisions included in ASC Topic 820, *Fair Value Measurements,* for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statement on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

(k) ***Recently Issued Accounting Standards***

Revenue From Contracts With Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2018 and in interim periods in annual periods beginning after December 15, 2019. Early application is permitted, but no earlier than annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the effect the update will have on its financial statements.

Going Concern

In August 2014, the FASB issued an accounting standard update which requires an entity's management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The update is effective for annual periods ending after December 15, 2016 and interim periods thereafter with early application permitted. Adoption of this update did not have a material effect on the Company's financial statements.

Lease Accounting

In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP.

The Company is currently evaluating the effect the update will have on its financial statements but does not anticipate the update having a material effect on the Company's financial condition, results of operations or cash flows, though such an effect is possible. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020, with early application permitted.

(3) Cash and Securities Segregated under Federal Regulations

Rule 15c3-3 under the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. At December 31, 2016, the Company had cash of $4,150,000, and as of December 31 2015, the Company had cash of $2,000,000 and qualified securities (U.S. government securities) with a fair value of $2,499,895, in a special reserve account.

(4) Securities Owned (Segregated under Federal and Other Regulations)

The estimated fair value of securities owned at December 31, 2016 and 2015 is as follows:

	2016	2015
U.S. government securities	$ —	$ 2,499,895

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted market prices of similar assets or liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 inputs are unobservable (e.g., a company's own data) and should be used to measure fair value to the extent that observable inputs are not available.

The Company had assets (U.S. government securities) measured at fair value on a recurring basis that are level 2 at December 31:

	2016	2015
U.S. Government Securities	$ —	$ 2,499,895

The Company values its U.S. government securities following a market approach technique based on quoted prices from secondary markets of U.S. government securities traded among dealers. Market quotes are obtained from an independent securities' pricing service company.

(5) Property and Equipment, Net

Property and equipment, net consists of the following at December 31, 2016 and 2015:

	2016	2015	Estimated useful lives (in years)
Computer equipment and software	372,254	360,892	3 – 8
Furniture	146,314	146,313	3 – 8
Leasehold improvements	219,895	219,895	5 – 20
	738,463	727,100	
Accumulated depreciation and amortization	(629,488)	(603,900)	
	$ 108,975	$ 123,200	

Depreciation and amortization expense for the years ended December 31, 2016 and 2015 was $25,588 and $35,255 respectively.

(6) Receivable From and Payable to Broker-Dealers and Clearing Organizations

Correspondent broker-dealer execute, clear and custody transactions for the Company. Transactions pending settlement and fees for these correspondents are included in receivable from broker-dealer and clearing organization.

(7) Related-Party Transactions

The Bank extends credits to the Company's customers, subject to various regulatory and internal requirements, collateralized by securities in the customers' brokerage accounts. The Bank earns interest income from these loans.

On March 6, 2006, as amended on January 1, 2015, the Company entered into a Networking Agreement with the Bank. Per this agreement, the Company paid the Bank a monthly management fee in the amount of approximately $86,000 and $170,000 during 2016 and 2015, respectively, in consideration for certain support services provided by the Bank such as administrative, technological, finance, AML/account opening, human resources and Wealth Management staff. Management fees paid to the Bank are recorded in the caption "management fees" in the accompany statements of operations. Effective November 1, 2015, the agreement was modified and

the monthly management fee was reduced to $86,000. During 2016 and 2015, the Company paid $1,032,000 and $1,870,000, respectively, in management fees to the Bank.

The Bank's allocations encompassed in the management fee may not be inclusive of all economic benefits received from or provided to the Bank.

The Company maintains its cash operating account and other bank accounts with the Bank and at December 31, 2016 and 2015 had balances of $204,333 and $196,257, respectively.

The Company had income tax receivables from the Bank at December 31, 2015 in the amounts of $507,196. The Company received payment of the tax receivables from the Parent during 2016.

The Company has a payable to the Bank in the amount of $2,042,063 as of December 31, 2015. In 2016 $1,300,000 of the payable was converted to capital and the remaining $742,063 was paid to the Bank by the Company.

In December 2015, the Subordinated Note was converted into capital of the Company. Interest expense was $8,477 for the year ended December 31, 2015.

On April 30, 2015 pursuant to a Stock Purchase Agreement, the Parent company of the Bank agreed to sell its shares of the Bank's stock, representing approximately 99.9% of the Bank's outstanding stock to a group of investors for $10 million, subject to certain price adjustments. This transaction was subject to regulatory approval. As of December 31, 2016 the Stock Purchase Agreement was terminated.

In January 2016, the Company entered into a variable interest promissory note at the prime rate, with an employee in the amount of $150,000. The term of the loan is 5 years. The Company agreed to forgive the principal and interest on each due date as stipulated in the agreement. The outstanding balance is $122,500 at December 31, 2016 and is included in other assets in the accompanying statements of financial condition. This promissory note was paid off subsequent to December 31, 2016.

(8) Commitments

The Company leases office premises under a noncancelable operating lease agreement, which expires in February 2019. Future minimum payments under this lease as of December 31, 2016 are as follows:

2017	$	90,169
2018		92,874
2019		15,555
	$	198,598

Rental expense related to the above commitment amounted to $101,870 and $97,321 for the years ended December 31, 2016 and 2015, respectively.

(9) Regulatory and Legal Matters

Claims Related to Commercial Paper issued by Espírito Santo Financière S.A.

The Company has been subject to certain claims relating to purchases of commercial paper issued by Espírito Santo Financière S.A. ("ESFIL") by customers of the Company, as described below. ESFIL is a former affiliate of the Company.

In March 2016, the Company entered into a settlement agreement with a customer in connection with its purchase of $37,500,000 in commercial paper issued by ESFIL. Under the terms of the settlement, the customer was paid $2,400,000 (which was funded through the Company's insurance). The Company also agreed to make an additional payment of $2,600,000, provided that the planned acquisition of the Bank described in Note 7 was consummated. As a result of the cancellation of this acquisition, the Company was released from its obligation to make the additional payment.

As of December 31, 2015, the Company recorded a contingent liability of $2,600,000 with respect to the foregoing matter. As a result of the cancellation of the acquisition described above, the Company reversed the contingent liability and recorded this amount as revenue in the 2016 accompanying statements of operations for the year ended December 31, 2016.

In May 2015, the Company entered into a settlement agreement with a customer in connection with its purchase of $500,000 in commercial paper issued by ESFIL. Under the terms of the settlement, the customer was paid $432,000 to resolve this matter. The settlement amount paid was reimbursed by the Company's insurance and had no impact on the Company's statements of operations.

On March 3, 2016, another group of claimants initiated a FINRA arbitration proceeding against the Company and another co-defendant relating to the purchase of approximately $500,000 in commercial paper. In November 2016, the Company entered into a settlement agreement to resolve the matter for a fixed payment to the claimants of $260,000. This settlement amount of $260,000 was paid during 2016 and is reflected as contingent legal settlement in the accompanying statement of operations for the year ended December 31, 2016.

During 2014, a customer of the Company asserted a claim against the Company in connection with their purchases of $6,000,000 and €500,000 (Euros), in commercial paper issued by ESFIL. This customer has not commenced any legal proceeding against the Company or the Bank.

Settlements with Securities and Exchange Commission and FINRA

In February 2016, the SEC accepted an Offer of Settlement made by the Company with respect to the Company's compliance with certain federal anti-money laundering ("AML") requirements in connection with certain transactions between the Company and a foreign affiliate. The matter was prompted by the Company's voluntary reporting of certain issues related to the foreign affiliate.

In the settlement, the Company acknowledged certain violations of Section 17(a) of the Securities Exchange Act of 1934 (the "Exchange Act") relating to the AML requirements and agreed to pay a civil monetary penalty of $1,000,000, that was paid during 2015. The Company also made various undertakings related to the Company's future compliance with the AML requirements.

In November 2015, FINRA accepted an Acceptance, Waiver and Consent (the "AWC") submitted by the Company, pursuant to which the Company acknowledged certain violations of the Exchange Act and the rules of FINRA, with respect to various matters, including the transactions between the Company and the foreign affiliate, and transactions involving the ESFIL commercial paper. Under the terms of the AWC, the Company agreed, inter alia, to a censure and payment of a $275,000 fine that was paid during 2015.

For the year ended December 31, 2015, the Company recorded $1,275,000 in regulatory settlements expense in the accompanying statements of operations in connection with the settlements. There are no other matters currently pending with the SEC or FINRA.

Consent Orders with the FDIC and OFR

On August 8, 2014, the Bank agreed to a Consent Order with the Federal Deposit Insurance Corporation (FDIC) and the Florida Office of Financial Regulation (OFR). The Order required the Bank to develop, adopt and comply with a plan for the disposition of the Bank by way of sale or merger of the Bank into an insured depository institution or a liquidation of the Bank. The Company is a wholly owned subsidiary of the Bank and is included in the plan that has been adopted by the Bank pursuant to the Order.

Pursuant to the Order, the Bank is currently seeking to complete a sale of the Bank. In April 2015, the parent company of the Bank entered into an agreement to sell substantially all of the stock of the Bank to a group of investors. This agreement was terminated as of December 31, 2016 due the inability of the investor group to obtain regulatory approval for the acquisition by December 31, 2016. A renewed sales process is under way.

In February 2015, the Bank agreed to another consent order with the FDIC and OFR related to Bank Secrecy Act (BSA)/Anti-Money Laundering (AML) requirements.

Other Matters

The Company is subject to other claims and legal proceedings in the ordinary course of its business. The Company does not expect that any of these claims and legal proceedings will have a material effect on the Company.

(10) Subordinated Debt / Capital Contribution

In March 2016 the Bank made a capital contribution to the Company in the amount of $1,300,000. In December 2015, the $2,000,000 subordinated note was converted and the Bank made a capital contribution to the Company for the same amount.

(11) Employee Benefit Plan

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees. The Company matches 100% of each participant's contribution up to a maximum of 10% of annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second year through completion of the sixth year of employment.

The Company contributed $36,928 and $50,043 to the Plan in 2016 and 2015, respectively.

(12) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of the Company's aggregate indebtedness to net capital, both as defined, will not exceed 15.00 to 1.00. At December 31, 2016 and 2015, the Company had net capital of approximately $ 4,461,000 and $2,067,000, respectively, which is approximately $4,211,000 and $1,740,000, respectively, in excess of its required minimum net capital of approximately $250,000 The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 and 2015 is .06 to 1.00 and 2.37 to 1.00, respectively.

In December 2016, FINRA conducted a routine examination of the Company. During the examination, FINRA asserted that the Company violated the net capital requirements of SEC Rule 15c3-1 for the period from December 12, 2015 through March 14, 2016. FINRA's assertion was based on its view that the Company failed to accrue a sufficient contingent liability with respect to the potential settlement of one of the ESFIL claims. In particular, FINRA asserted that the full amount of the potential settlement of $5,000,000 should have been accrued without any offset for the anticipated proceeds to be paid under the Company's insurance policy. As described in Note 2, the matter was settled on March 2016, and the Company's insurer funded the initial payment of $2,400,000. The Company believes that it properly accrued the contingent liability relating to this matter and that the Company fully complied with the net capital rule. Nevertheless, on March 14, 2016, the Bank made a capital contribution to the Company to ensure that the Company had sufficient net capital based on FINRA's position. At FINRA's direction, the Company also amended its FOCUS reports for December 2015 and January and February 2016. The Company also filed a net capital deficiency notification with the SEC. FINRA has not commenced any proceeding against the Company with respect to this matter.

The accompanying financial statements have not been modified to reflect the position taken by FINRA, based on the Company's position that the contingent liability is properly recorded at December 31, 2015.

In the normal course of its business, the Company enters into transactions involving financial instruments. These financial instruments include elements of market risk in excess of the amounts recognized in the statement of financial condition. In addition, risks arise from the possible inability of counterparties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk if these entities fail to perform under these transactions. To mitigate this credit risk, the Company has established procedures to monitor its outstanding transactions with, and balance due from, these broker-dealers and customers.

The Company may be required, in the event of the non-delivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statements.

(13) Income Taxes

Income tax (benefit) reflected in the statements of operations for the years ended December 31, 2016 and 2015 consists of the following:

	2016	2015
Current tax benefit:		
U.S. federal	$ —	$ (498,846)
State and local	—	—
	—	(498,846)
Deferred tax benefit:		
U.S. federal	—	—
State and local	—	—
	—	—
Total income tax benefit	$ —	$ (498,846)

The difference between total "expected" income tax benefit (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes for the years ended December 31, 2016 and 2015) and the reported income tax benefit is as follows:

	2016	2015
Federal income tax expense (benefit) at statutory tax rates	$ 237,802	$ (2,383,995)
State income tax expense (benefit), net of related federal benefit	22,310	(217,848)
(Decrease) Increase in valuation allowance	(231,239)	1,759,414
Prior year adjustments	(28,889)	0
Non deductible expenses	16	343,583
	$ —	$ (498,846)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2016 and 2015 are presented below:

	2016	2015
Deferred tax asset:		
Net operating losses	$ 2,171,200	$ 1,432,991
Accrued expenses	11,257	978,380
Property and equipment, net	4,134	6,459
Total gross deferred tax asset	2,186,591	2,417,830
Valuation allowance	(2,186,591)	(2,417,830)
Net deferred tax	$ —	$ —

At December 31, 2016 and 2015, the Company had federal net operating loss carryforwards remaining of $5.6 million and $ 3.7 million, respectively, which may be available to reduce the taxable income of the consolidated federal tax return. Also at December 31, 2016 and 2015, the Company had state net operating loss carryforwards remaining of $ 7.2 million and $ 5.2 million, respectively, which may be available to reduce the taxable income of the consolidated state tax return. The remaining federal and state net operating loss carryforwards expire in 2036.

There was a valuation allowance of $ 2,186,591 and $ 2,417,830 recorded against deferred tax assets as of December 31, 2016 and 2015, respectively. In assessing the realizability of deferred tax

assets; management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(14) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 24, 2017, the date at which the financial statement was issued, and determined that there are no other items to disclose.

Schedule I

BRICKELL GLOBAL MARKETS, INC.

(Formerely E.S. Fiananical Services, Inc.)

(A Wholly Owned Subsidiary of Brickell Bank formerely, Espirito Santo Bank)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2016

Computation of Net Capital

Total stockholder's equity	$	4,806,584
Subordinated debt		—
Total capital		4,806,584
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment, net		108,975
Loans and advances		122,500
Other assets		114,391
Total deductions		345,866
Net capital before haircuts on securities owned		4,460,718
Haircuts on securities owned		—
Net capital	$	4,460,718

Computation of Aggregate Indebtedness

Items included in statement of financial condition:		
Accrued expenses and other liabilities	$	263,722
Total aggregate indebtedness	$	263,722

Computation of Basic Net Capital Requirement

Minimum net capital required – 6 2/3% of total aggregate indebtedness	$	17,581
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of above)		250,000
Excess net capital		4,210,718
Excess net capital at 120% (net capital less the greater of 10% of aggregate indebtedness or 6 2/3% of the minimum net capital requirement)		4,160,718
Ratio of aggregate indebtedness to net capital		.06 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding amended unaudited Form X-17A-5, Part II filing as of December 31, 2016.

See accompanying report of independent registered public accounting firm.

BRICKELL GLOBAL MARKETS, INC.

(Formerly E.S. Financial Services, Inc.)
(A Wholly Owned Subsidiary of Brickell Bank formerly, Espirito Santo Bank)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2016

		Focus
Credit Balances		
Customers' securities failed to receive	$	—
Credit balances in firm accounts which are attributable to principal sales to customers		—
Free credit balances and other credit balances in customers' security accounts		—
Other		—
Total credit items	$	—
Debit Balances		
Debit balances in customers' cash and margin accounts	$	—
Customers' securities failed to deliver		—
Other		—
Reserve Computation		
Total debit items	$	—
Excess of total credits over total debits	$	—
Required deposit (105% of excess)	$	—
Amount held on deposit in "Reserve Bank Account"	$	4,150,000
Amount on deposit, including value of qualified securities	$	4,150,000
Amount of deposit or withdrawal		—
Net amount in Reserve Bank Account, including securities segregated under Federal and other regulations, after adding deposit and subtracting withdrawal	$	4,150,000

No differences exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying report of independent registered public accounting firm.

BRICKELL GLOBAL MARKETS, INC.
(Formerly E.S. Financial Services, Inc.)
(A Wholly Owned Subsidiary of Brickell Bank formerly, Espirito Santo Bank)
(A Wholly Owned Subsidiary of Brickell Bank)
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2016

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$	—
Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3.	$	—

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5, Part II as of December 31, 2016.

See accompanying report of independent registered public accounting firm.

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Brickell Global Markets, Inc.
(Formerly, E.S. Financial Services, Inc.)
(A Wholly-Owned Subsidiary of Brickell Bank, formerly Espirito Santo Bank)

We have examined Brickell Global Markets, Inc.'s (the "Company's") statements, included in the accompanying Brickell Global Markets, Inc. Compliance Report, that (1) Brickell Global Markets, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2016; (2) Brickell Global Markets, Inc.'s internal control over compliance was effective as of December 31, 2016; (3) Brickell Global Markets, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and (4) the information used to state that Brickell Global Markets, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Brickell Global Markets, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of Financial Industry Regulatory Authority ("FINRA") that requires account statements to be sent to the customers of Brickell Global Markets, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Brickell Global Markets, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; Brickell Global Markets, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from Brickell Global Markets, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Brickell Global Markets, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 24, 2017

Brickell Global Markets
A subsidiary of Brickell Bank

1395 Brickell Avenue
4th Floor
Miami, Florida 33131
brickellbankmiami.com

Brickell Global Markets, Inc. Compliance Report

Brickell Global Markets, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2016;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2016;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2016; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

[If applicable, include a description of each material weakness in the Company's Internal Control Over Compliance during the most recent fiscal year ended December 31, 2016
[If applicable, include a description of any instance of non-compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2016.

By:
Gary Cuccia
Chief Financial Officer, FINOP

I, Martin Prego swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By:
President

February 24th, 2017

Brickell Global Markets

1395 Brickell Avenue
Suite 490
Miami, Florida 33131

RECEIVED
2017 MAY -2 PM 2:33
SEC / TM

SEC
Mail Processing
Section
MAY 02 2017
Washington DC
412

May 1, 2017

Securities Exchange Commission
100 F Street, MS 7010
Washington, DC 20549

SEC File No. 8-52776

Attn: Securities and Exchange Commission

This is confirmation your notification regarding subparagraph (e) (3) of Rule 17a-5 has been received. Please proceed with making the annual audited report marked " CONFIDENTIAL" already received by the commission public in accordance with the provisions of the rule regarding subparagraph (e) (3) of Rule 17a-5. No additional Statements of Financial Condition will be filed with the Securities and Exchange Commission.

Sincerely,

Perry Carter
Financial Operations Principal

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

SEC
Mail Processing
Section
MAY 02 2017
Washington DC
412

April 18, 2017

Brickell Global Markets, INC
1395 Brickell Avenue
4th Avenue
Miami, FL 33131

SEC File No. 8-52776

Dear Mr. Cuccia,

Paragraph (d) of Rule 17a-5 (17 CFR 240.17a-5) requires that every broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934 (15 U.S.C. 780) must file a certified annual report of financial statements on a fiscal or calendar year basis.

Subparagraph (e) (3) of Rule 17a-5 provides that:

"All statements filed pursuant to paragraph (d) **shall be public, except** that, if the **Statement of Financial Condition** in a format which is consistent with Form X-17A-5, Part II or Part IIA, is **bound separately** from the balance of the annual audited financial statements filed pursuant to subparagraph (d) (1), the balance of the annual audited financial statements **shall be deemed confidential.**" The financial statement received on March 01, 2017 was processed as a confidential document as requested.

Therefore, unless your firm files with the Securities and Exchange Commission ("the Commission"), **within 15 days** of receipt of this letter, a **separately bound Statement of Financial Condition** for **"PUBLIC"** inspection, conforming to the requirements of subparagraph (e)(3) of Rule 17a-5, the **annual audit report marked "CONFIDENTIAL"** ***already received*** by the Commission will be made **public** in accordance with the provisions of this Rule. (The Statement of Financial Condition should be attached to a signed and completed Form X-17A-5, Part III facing page (17 CFR 249.617), and forwarded to the Commission address shown below.)

Please submit your filing to:

Securities Exchange Commission
100 F Street, MS 7010,
Washington, DC 20549.

Sincerely,

Reschelle M. Samuels,
The Division of Trading & Markets

RECEIVED
2017 MAY -2 PM 2:33
SEC / TM